SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

_____

Form 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported) March 7, 2002

Unizan Financial Corp.

(Exact name of Registrant as Specified in Charter)

Ohio	0-13270	34-1442295
(State or other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

220 Market Avenue South, Canton, Ohio	44702
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code (330) 438-1212

UNB Corp.

(Former Name or Former Address, if changed since last report)

Item 2. Acquisition or Disposition of Assets

   The merger of BancFirst Ohio with and into UNB Corp., the surviving corporation, was consummated and became effective at 6:00 p.m. on March 7, 2002. On consummation of the merger the name of UNB Corp. was changed to Unizan Financial Corp. and each outstanding share of common stock of BancFirst Ohio Corp. common stock was converted into 1.325 shares of common stock of Unizan Financial Corp. Cash will be paid in lieu of fractional shares. Approximately 11,580,000 shares of common stock of Unizan Financial Corp. will be issued in connection with the merger. The common stock of Unizan Financial Corp. is quoted on the Nasdaq National Market System under the symbol UNIZ.

   The terms of the merger were arrived at through arms-length negotiations between representatives of UNB Corp. and BancFirst Ohio Corp.

Item 5. Other Events

   On March 8, 2002, the Board of Directors of Unizan Financial Corp. authorized the purchase of up to 2.5 percent of its outstanding shares of common stock, including the shares issuable in connection with the BancFirst Ohio Corp. merger. The shares will be acquired in open market transactions as market conditions warrant, using internally generated funds. Any shares acquired will be held as treasury stock until reissued in connection with dividend reinvestment, employee stock purchase, stock option and other plans and transactions.

Item 7. Financial Statements, Pro Forma Financial Information and Exhibits

   (a)   Financial Statements of Businesses Acquired

          BancFirst Ohio Corp.
          Report of Independent Auditors*

          Consolidated Balance Sheet, December 31, 2000 and 1999*

          Consolidated Statement of Income, Years ended December 31, 2000, 1999 and 1998*

          Consolidated Statement of Changes in Shareholders' Equity, Years ended December 31, 2000, 1999 and 1998*

          Consolidated Statement of Cash Flows, Years ended December 31, 2000, 1999 and 1998*

          Notes to Consolidated Financial Statements*

          Consolidated Balance Sheet (unaudited) September 30, 2000**

2

Consolidated Statement of Income, Nine months ended September 30, 2001 and 2000**

Consolidated Statement of Cash Flows, Nine months ended September 30, 2001 and 2000

*Incorporated by reference to pages 35 through 59 of the Annual Report on Form 10-K of BancFirst Ohio Corp. for the year ended December 31, 2000 (File No. 0-18840)

**Incorporated by reference to the Quarterly Report on Form 8-K of BancFirst Ohio Corp. for the quarter ended September 30, 2001

(b)   Pro Forma Financial Information

Pro Forma Condensed Combined Consolidated Statement of Income (Unaudited), year ended December 31, 2000 and Nine months ended September 30, 2001*

*Incorporated by reference to pages 59 and 60 of the prospectus dated November 28, 2001 included in the Registrant's Registration Statement on Form S-5 (No. 333-71614)

(c)   Exhibits

Exhibit No.	Description
2	Agreement of Merger and Plan of Reorganization among UNB Corp., United National Bank & Trust Co., BancFirst Ohio Corp. and The First National Bank of Zanesville dated September 5, 2001, as amended — incorporated by reference to Exhibit 2.1 to Registrant's Registration Statement on Form S-4 (No. 333-7164)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned hereunto duly authorized.

Date: March 11, 2002

UNIZAN FINANCIAL CORP.
(Registrant)

By: /s/ James J. Pennetti

James J. Pennetti
Executive Vice President and
Chief Financial Officer

3